Exhibit 99.5

MakeMyTrip Limited

Financial Statements

March 31, 2017 and 2016

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Financial Statements

March 31, 2017 and 2016

Table of Contents	Page

Corporate Data	3

Corporate Governance Report	4 – 13

Commentary of the Directors	14

Certificate from the Secretary	15

Independent Auditors’ Report	16 – 18

Statement of Financial Position	19

Statement of Profit or Loss and Other Comprehensive Income (Loss)	20

Statement of Changes in Equity	21 – 22

Statement of Cash Flows	23

Notes to the Financial Statements	24 – 64

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	—
2	Philip Clay Wolf	July 20, 2005	January 31, 2017
3	Frederic Lalonde	December 18, 2006	January 31, 2017
4	Aditya Tim Guleri	April 03, 2007	—
5	Gyaneshwarnath Gowrea	February 11, 2009	—
6	Vivek Narayan Gour	May 01, 2010	—
7	Ranodeb Roy	January 19, 2012	January 31, 2017
8	Rajesh Magow	November 06, 2012	—
9	Naushad Ally Sohoboo	May 20, 2014	January 31, 2017
10	Mohit Kabra	January 29, 2015	January 31, 2017
11	James Jianzhang Liang	January 27, 2016	—
12	Oliver Minho Rippel	January 31, 2017	—
13	Patrick Luke Kolek	January 31, 2017	—
14	Charles St Leger Searle	January 31, 2017	—
15	Yuvraj Thacoor	January 31, 2017	—

Note:

Corporate Secretary

C/o CIM Corporate Services Ltd

Les Cascades Building

33, Edith Cavell Street

Port Louis

Mauritius

Registered office

C/o CIM Corporate Services Ltd

Les Cascades Building

33, Edith Cavell Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebene

Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is C/o CIM Corporate Services Ltd, Les Cascades Building, 33, Edith Cavell Street, Port Louis, Mauritius. As at March 31, 2017, the Company had Eleven (11) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	Techblend Inc.	June 15, 2001	British Virgin Islands
6.	ITC Bangkok Co., Ltd.	December 20, 1999	Thailand
7.	MakeMyTrip FZ-LLC	January 10, 2013	UAE
8.	Hotel Travel Limited	March 23, 2012	Malaysia
9.	HTN Co. Ltd.	March 16, 2000	Thailand
10.	Ibibo Group Holdings (Singapore) Pte. Ltd.*	November 30, 2012	Singapore
11	Ibibo Group Private Limited*	March 23, 2012	India

*	Became subsidiary on January 31, 2017.

The Board of Directors

The Board is composed of Ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Mohit Kabra, Philip Clay Wolf, Frederic Lalonde, Ranodeb Roy and Naushad Ally Sohoboo resigned from our board of directors with effect from January 31, 2017. Oliver Minho Rippel, Patrick Luke Kolek, Charles St Leger Searle and Yuvraj Thacoor were appointed to our board of directors with effect from January 31, 2017, as nominees of MIH Internet SEA Pte. Ltd (MIH Internet). Our board of directors has determined that Mr. Thacoor is an independent director within the meaning of the Nasdaq Stock Market, Marketplace Rules.

Directors

Independent

1. Vivek Narayan Gour

2. Aditya Tim Guleri

3. Yuvraj Thacoor

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive

1. Gyaneshwarnath Gowrea

2. James Jianzhang Liang

3. Oliver Minho Rippel

4. Patrick Luke Kolek

5. Charles St Leger Searle

6. Yuvraj Thacoor

7. Vivek Narayan Gour

8. Aditya Tim Guleri

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address for our directors is 19th Floor, Building No. 5, DLF Cyber City, Gurgaon, India, 122002.

1.	Deep Kalra is our founder, group chairman and group chief executive officer and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 25 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonepat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.	Rajesh Magow is our co-founder and chief executive officer – India and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 24 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly- owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of the company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as an independent director in June 2017. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India, Delhi.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

3.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Treasure Data, Alpine Data Labs, Nexenta, Hired, Lead Genius, Phenom People, Shape Security, Townsquared and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (Nasdaq: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

4.	Vivek N. Gour was appointed to our board of directors on May 1, 2010. He is the managing director of Air Works India Engineering Pvt Ltd.. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

5.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Cim Global Business. He was the managing director of Cim Global Business Limited from 2009 to 2011. From 2007 to 2008, he was a director at AAA Global Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree. The business address for Mr. Gowrea is Les Cascades Building, 33, Edith Cavell Street, Port Louis, Mauritius.

6.	James Jianzhang Liang was appointed as a director of the Company on January 27, 2016, as a nominee of CTrip. He is one of the co-founders of CTrip and is currently serving as its chief executive officer. Prior to founding CTrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR), eHi (NASDAQ: EHIC) and Qunar (NASDAQ: QUNR). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address for Mr. Liang is Building 16, SKY SOHO, No.968 Jinzhong Road, Shanghai, PRC 200335.

7.	Oliver Minho Rippel was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of B2C e-commerce for Naspers which includes retail, marketplaces and travel. He joined Naspers in January 2009 as head of business development in Southeast Asia before managing e-commerce in Africa and Middle East shortly thereafter. From 2011 to 2014 he oversaw e-commerce in Southeast Asia, India and Africa. Between 2014 and 2015, he was managing online services segments including e-tail outside of Europe, travel, real estate, and mobile services. Before working for Naspers Limited, Oliver spent nine years at eBay – first in his home country of Germany and then as part of the Asia-Pacific region in China, Korea, and South-East Asia. There, he mostly focused on strategy and business development, as well as category management and marketing operations. Mr. Rippel studied economics in Berlin, Germany. The business address of Mr. Rippel is Unit 13-10, Parkview Square, 600 North Bridge Road, Singapore.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.	Patrick Luke Kolek was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He joined Naspers in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers in July 2016. As group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures. Mr. Kolek has more than 20 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to joining Naspers, Mr. Kolek spent 10 years at eBay, most recently as vice president and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant. The business address of Mr. Kolek is Taurusavenue 105, 2132 LS, Hoofddorp, The Netherlands.

9.	Charles St Leger Searle was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 22 years of international experience in the telecommunications and internet industries. The business address of Mr. Searle is Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

10.	Yuvraj Thacoor was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is a chartered accountant, Fellow of The Institute of Chartered Accountants in England and Wales, Associate Member of the Chartered Institute of Arbitrators (UK), Member of The British Institute of Management, Member of The Mauritius Institute of Public Accountants and The Financial Reporting Council (FRC) as well as a Licensed Insolvency Practitioner. Mr. Thacoor was an audit partner of Deloitte, Coopers and Lybrand and PricewaterhouseCoopers from 1988 until 2000 when he set up Grant Thornton in Mauritius and served as Managing Partner until he retired in July 2016. Mr. Thacoor is currently the Regional Head of Grant Thornton International for the development of Africa. Mr. Thacoor served as Chairman of the first offshore fund set up in Mauritius and has since served on several boards of funds dealing mainly in real estate in India. Mr. Thacoor has contributed to promoting the accountancy profession in Mauritius. He served as Chairman of The Financial Reporting and Monitoring Panel of the regulatory body FRC, Mauritius. The business address of Mr. Thacoor is Villa Ulys, 3 The Palms, Au Bout Du Monde, Ebene, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On January 31, 2017, our board of directors approved the appointment of Mr. Patrick Luke Kolek as a non-voting observer to the Audit Committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Oliver Minho Rippel and is chaired by Mr. Gour. On January 31, 2017, our board of directors approved the appointment of Mr. Oliver Minho Rippel as a member of the compensation committee. Messrs. Gour, Guleri, Liang and Rippel satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritius law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;

•	authorizing dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 24 of these financial statements.

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information (Continued)

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2015	$36.12	$19.06
2016	$24.04	$11.97
2017	$37.35	$13.69
Fiscal Quarter
2015
1st Quarter	$35.66	$19.06
2nd Quarter	$36.12	$25.92
3rd Quarter	$30.46	$21.42
4th Quarter	$28.19	$20.56
2016
1st Quarter	$24.04	$23.27
2nd Quarter	$20.81	$11.97
3rd Quarter	$19.05	$13.55
4th Quarter	$22.99	$14.88
2017
1st Quarter	$20.20	$13.69
2nd Quarter	$23.80	$14.41
3rd Quarter	$31.90	$19.75
4th Quarter	$37.35	$22.40
Month
2016
December	$25.40	$22.05
2017
January	$34.20	$22.40
February	$36.65	$31.60
March	$37.35	$30.60
April	$39.15	$33.80
May	$40.90	$30.45
June	$34.10	$28.65
July	$36.15	$29.60
August	$34.35	$27.35

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million from The Mauritius Union Assurance Company Limited Mauritius. This policy is effective till July 2018 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 16 to 18 and the statement of profit or loss and other comprehensive income (loss) is set out on page 20 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 11,800 (2016: USD 11,000).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2017 and 2016 are as follows:

(in ‘USD 000’)
	For the year ended March 31
Particulars	2017	2016
Total income	—	—
Total expenses	(9,063)	(1,287)
Finance income	44,022	491
Finance cost	(15,027)	(14,076)
Impairment in respect of an investment in associate	Nil	(1,546)
Impairment in respect of investment in subsidiaries	(65,727)	Nil
Taxation – provision for current year	Nil	Nil
Taxation – provision for previous year	Nil	Nil
Loss for the year	(45,795)	(16,418)

Statement of Directors’ responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the company;

•	disclose with reasonable accuracy at any time the financial position of the company; and

•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors have made an assessment of the company ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act 2001.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001 for the year ended March 31, 2017.

For CIM Corporate Services Ltd
Corporate Secretary

Registered office:

C/o CIM Corporate Services Ltd,

Les Cascades Building, 33, Edith Cavell Street,

Port Louis

Mauritius

Date: September 12, 2017

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of MakeMyTrip Limited (the Company), which comprise the statement of financial position as at 31 March 2017 and the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and the notes to the financial statements, including a summary of significant accounting policies, as set out on pages 19 to 64.

In our opinion, these financial statements give a true and fair view of the financial position of MakeMyTrip Limited as at 31 March 2017 and of its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors and Certificate from the Secretary. The other information does not include the financial statements and our auditors’ report thereon.

Our opinion on the financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Directors’ Responsibility for the Financial Statements

The directors are responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Audit of the Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Other Matter

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Audit of the Financial Statements (Continued)

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Wayne Pretorius
Ebène, Mauritius	Licensed by FRC

Date: September 12, 2017

MakeMyTrip Limited

Statement of Financial Position

(Amounts in USD thousands)
		As at March 31
	Note	2016	2017
Assets
Intangible assets		83	83
Investment in subsidiaries	8	205,048	1,334,732
Investment in associates	9	18,548	19,138
Other investments	10	6,690	5,791
Trade and other receivables, net	11	16,496	63,192
Term deposits	12	20,150	20,000
Other non-current assets	13	4,702	15,100

Total non-current assets		271,717	1,458,036

Trade and other receivables, net	11	32,424	23,983
Term deposits	12	133,762	71,313
Other current assets	14	3,955	513
Cash and cash equivalents	15	9,848	44,434

Total current assets		179,989	140,243

Total assets		451,706	1,598,279

Equity
Share capital	16	21	46
Share premium	16	248,732	1,607,373
Reserves		(5,817)	952
Accumulated deficit		(26,508)	(72,233)
Share based payment reserve		37,903	61,410

Total equity		254,331	1,597,548

Liabilities
Loans and borrowings	18	194,841	—

Total non-current liabilities		194,841	—

Loans and borrowings	18	1,858	—
Trade and other payables	19	278	731
Other current liabilities	20	398	—

Total current liabilities		2,534	731

Total liabilities		197,375	731

Total equity and liabilities		451,706	1,598,279

These financial statements have been approved by the Board of Directors on September 12, 2017 and signed in its behalf by:

Director	Director

The notes on pages 24 to 64 form an integral part of these financial statements.

MakeMyTrip Limited

Statement of Profit or Loss and Other Comprehensive Income (Loss)

(Amounts in USD thousands, except per share data)
		For the year ended March 31
	Note	2016	2017

Other operating expenses	6	(1,287)	(9,063)

Loss from operating activities		(1,287)	(9,063)
Finance income	7	491	44,022
Finance costs	7	(14,076)	(15,027)

Net finance (costs) income		(13,585)	28,995
Impairment in respect of an investment in associate	9(a)	(1,546)	—
Impairment in respect of investment in subsidiaries	8(b)	—	(65,727)

Loss for the year		(16,418)	(45,795)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets		752	(809)

Other comprehensive income (loss) for the year		752	(809)

Total comprehensive income (loss) for the year		(15,666)	(46,604)

Loss per share (in USD)	17

Basic		(0.39)	(0.87)

Diluted		(0.39)	(0.87)

The notes on pages 24 to 64 form an integral part of these financial statements

MakeMyTrip Limited

Statement of changes in equity

(Amounts in USD thousands)
	Share capital	Share premium	Reserve for own Shares	Fair Value reserves / (deficit)	Accumulated deficit	Share based payment reserve	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(10,128)	28,612	261,738
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(16,418)	—	(16,418)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	—	752	—	—	752

Total other comprehensive income (loss )	—	—	—	752	—	—	752

Total comprehensive income (loss) for the year	—	—	—	752	(16,418)	—	(15,666)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 21 and 24)	—	—	—	—	—	13,740	13,740
Issue of ordinary shares on exercise of share based awards	—	4,425	—	—	—	(4,411)	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	38	(38)	—
Own shares acquired	—	—	(11,093)	—	—	—	(11,093)
Re-issue of own shares to settle the financial liability	—	1,645	3,953	—	—	—	5,598

Total contributions by owners	—	6,070	(7,140)	—	38	9,291	8,259

Balance as at March 31, 2016	21	248,732	(7,578)	1,761	(26,508)	37,903	254,331

The notes on pages 24 to 64 form an integral part of these financial statements.

MakeMyTrip Limited

Statement of changes in equity - (Continued)

(Amounts in USD thousands)
	Share capital	Share premium	Reserve for own Shares	Fair Value reserves / (deficit)	Accumulated deficit	Share based payment reserve	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(26,508)	37,903	254,331
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(45,795)	—	(45,795)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	—	(809)	—	—	(809)

Total other comprehensive income (loss )	—	—	—	(809)	—	—	(809)

Total comprehensive income (loss) for the year	—	—	—	(809)	(45,795)	—	(46,604)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 21 and 24)	—	—	—	—	—	26,674	26,674
Issue of ordinary shares on exercise of share based awards	1	18,275	—	—	—	(18,105)	171
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	70	(70)	—
Own shares acquired	—	—	(2,050)	—	—	—	(2,050)
Re-issue of own shares upon conversion of convertible notes (refer note 16 and 18)	—	999	9,628	—	—	—	10,627
Shares issued upon conversion of convertible notes (refer note 16 and 18)	5	148,101	—	—	—	—	148,106
Business acquisition (refer note 8(e))	19	1,191,266	—	—	—	15,008	1,206,293

Total contributions by owners	25	1,358,641	7,578	—	70	23,507	1,389,821

Balance as at March 31, 2017	46	1,607,373	—	952	(72,233)	61,410	1,597,548

The notes on pages 24 to 64 form an integral part of these financial statements

MakeMyTrip Limited

Statement of Cash Flows

(Amounts in USD thousands)
	For the year ended March 31
	2016	2017
Cash flows from operating activities
Loss for the year	(16,418)	(45,795)
Adjustments for:
Impairment in respect of an investment in associate	1,546	—
Impairment in respect of investment in subsidiaries	—	65,727
Net finance costs (income)	13,585	(28,995)
Change in trade and other receivables	3	(1,458)
Change in other current assets	(1,846)	2,637
Change in trade and other payables	152	508

Net cash used in operating activities	(2,978)	(7,376)

Cash flows from investing activities
Interest received	1,580	1,275
Redemption of term deposits	58,154	72,599
Investment in term deposits	(135,417)	(10,000)
Investment in subsidiaries	(71,267)	(111,148)
Investment in associates	(17,836)	(590)
Repayment of working capital by subsidiary	—	548
Payment for business acquisition (refer note 8(e))	—	82,827

Net cash generated from (used in) investing activities	(164,786)	35,511

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	14	171
Proceeds from subsidiaries for fair value of share based awards exercised	104	3,751
Proceeds from issuance of convertible notes	180,000	—
Direct cost incurred in relation to convertible notes	(2,730)	—
Proceeds from issue of shares (refer note 8(e))	—	8,752
Repurchase of own shares	(11,093)	(2,050)
Payment of deferred consideration related to business acquisition	(850)	(400)
Interest paid	(26)	(3,773)

Net cash generated from financing activities	165,419	6,451

Increase (decrease) in cash and cash equivalents	(2,345)	34,586
Cash and cash equivalents at beginning of the year	12,193	9,848

Cash and cash equivalents at end of the year	9,848	44,434

The notes on pages 24 to 64 form an integral part of these financial statements

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a public limited company incorporated and domiciled in Mauritius. The address of the Company’s registered office is CIM Corporate Services Ltd, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius. The Company has investment in subsidiaries and associates which are primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, the U.A.E, Peru, Hong Kong and Bangladesh.

The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements.

The separate financial statements were authorized for issue by the Board of Directors in its meeting held on September 12, 2017.

(b)	Basis of Measurement

The financial statements have been prepared on the going concern basis using the historical cost convention except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value; and

•	Available-for-sale financial assets are measured at fair value.

(c)	Functional and Presentation Currency

These financial statements are presented in U.S. dollar (USD). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)

(d)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as follows:

•	Note 3(c), 10 and 13	Available for sale financial assets

•	Note 3(f)	Provisions and contingent liabilities

•	Note 3(c)	Valuation of embedded derivatives in convertible notes

•	Note 3(j) and 23	Income taxes

•	Note 3(e) and 21	Share based payment

•	Note 8(e)	Acquisition of subsidiary : fair value of consideration transferred and fair value of assets acquired and liabilities assumed

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(c)	Available for sale financial assets

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these financial statements.

(a)	Investment in Subsidiaries and Associates

i)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns. Investments in subsidiaries are valued at cost less impairment in the separate financial statements as required under IAS 27 – Separate Financial Statements.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to profit or loss.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(a)	Investment in Subsidiaries and Associates - (Continued)

ii)	Investment in Associates

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices. Investments in associates are valued at cost less impairment in the separate financial statements as required under IAS 27 – Separate Financial Statements. The cost of investment includes transaction costs.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to profit or loss.

iii)	Consolidated financial statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates are accounted for using equity method. The consolidated financial statements are prepared in addition to the separate financial statements.

(b)	Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the difference on available for sale equity investments, which are recognized in other comprehensive income (loss) arising on retranslation. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

(c)	Financial Instruments

i)	Non-Derivative Financial assets

The Company initially recognises loans and receivables on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognised as a separate asset or liability.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

i)	Non-Derivative Financial assets - (Continued)

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets which are classified into the following specified categories: ‘loans and receivables’ and ‘available for sale’. Loans and receivable comprise of ‘Trade and other receivables’, ‘Cash and cash equivalents’ and ‘Term deposits’.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Company may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Term Deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses. Term deposits are classified as loan and receivables.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities and right under business acquisition.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

ii)	Non Derivative Financial Liabilities

The Company recognises financial liabilities initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: loans and borrowings, trade and other payables and other current and non-current liabilities. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. The amount in excess of the par value in relation to the issuance of ordinary shares has been classified as share premium.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

iv)	Derivative financial instruments

The Company has an embedded derivative feature in convertible notes. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on inception using the Black-Scholes model. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

v)	Convertible notes

Convertible notes are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by delivering a fixed number of its own equity instruments for a fixed amount of cash is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is initially recognized at fair value less any directly attributable transaction costs. Directly attributable transaction costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date with changes in fair value recognised in profit or loss. The conversion option is presented together with the related liability.

(d)	Impairment

i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the company on terms that the company would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Company considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Impairment - (Continued)

i)	Financial assets - (Continued)

Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, primarily software is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(e)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees of subsidiaries is recognised as receivable from subsidiaries, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as receivable is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(f)	Provisions and Contingent Liabilities

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognised as finance cost.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g)	Intangible assets

Software has finite useful life and is measured at cost less accumulated amortisation and accumulated impairment loss. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Amortisation of asset is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Software	5 years

Amortisation methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(h)	Finance Income and Costs

Finance income comprises interest income on funds invested, and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives, impairment losses on financial assets, including trade and other receivables, costs related to public offerings and cost related to convertible notes. Foreign currency gains and losses are reported on a net basis.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(i)	Earning (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares.

(j)	Taxation

Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in OCI.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, associates and joint arrangement to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Such reductions are reversed when probability of future taxable profits improves.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(j)	Taxation - (Continued)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met:

(a)	The entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

(b)	The deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

i.	the same taxable entity; or

ii.	different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(k)	New Accounting Standards and Interpretations not yet Adopted

IFRS 9 Financial Instruments:

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Company is in the process of determining the method of adoption and assessing the impact of IFRS 9 on our results of operations, cash flows, financial position and disclosures.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(k)	New Accounting Standards and Interpretations not yet Adopted - (Continued)

IFRS 15 Revenue from Contracts with Customers:

In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017. In April 2016, the IASB has amended IFRS 15. The amendments provide clarifications to apply the principles of IFRS 15 and some additional transitional relief to companies.

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Company is in the process of determining the method of adoption and assessing the impact of IFRS 15 on our results of operations, cash flows, financial position and disclosures, and expect to complete our assessment by the third quarter of financial year 2017-18.

IAS 7 Statement of cash flows:

In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Company has evaluated the disclosure requirements of the amendment and the effect on the financial statements is not expected to be material.

IFRIC 23, Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or company of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(k)	New Accounting Standards and Interpretations not yet Adopted - (Continued)

IFRIC	23, Uncertainty over Income Tax Treatments - (Continued)

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company is yet to evaluate the effect of IFRIC 23 on the financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Audit committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the assets or liability that are not based on observable market data (Unobservable Inputs)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES - (Continued)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(b)	Share Based Payment Transactions

The fair value of the employee share based awards granted to the employees of the subsidiaries of the Company is measured using the Black-Scholes model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behaviour of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The fair value of acquiree’s awards exchanged in a business acquisition was measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which the awards were made. In applying the valuation model, it is required to determine the most appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

(c)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

(e)	Separable Embedded Derivative

The fair value of the separable embedded derivative in the convertible notes has been determined using Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES - (Continued)

(f)	Available for Sale financial asset

The fair value of the entitlement on future proceeds from sale of stake acquired in a business acquisition has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company’s risk management policies are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company audit committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Company audit committee is assisted in its oversight role by internal audit.

Internal audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the audit committee.

Liquidity Risk

The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.

To ensure smooth operations, the Company has invested surplus funds in term deposits with banks.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT - (Continued)

Credit Risk

The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based awards cost and other receivables.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk. All assets and liabilities are denominated in USD, the functional currency.

Interest Rate Risk

A majority of the financing of the company has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings and proceeds from the issuance of the convertible notes. Further, the interest rate on convertible notes is fixed. The Company’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the Company to significant interest rate risk. Accordingly, there is limited interest rate risk.

6)	OTHER OPERATING EXPENSES

Particulars	For the Year Ended March 31
	2016	2017
Insurance	253	183
Legal and professional	1,034	8,880

Total	1,287	9,063

7)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
	2016	2017
Recognized in profit or loss
Interest income on term deposits	424	1,529
Net gain on change in fair value of derivative financial instrument	—	42,427
Other interest income	67	66

Finance income	491	44,022

Interest expenses on finance liabilities measured at amortised cost	3,403	8,210
Net loss on change in fair value of derivative financial instrument	9,017	—
Impairment loss on trade and other receivables	—	820
Net foreign exchange loss	67	29
Cost related to convertible notes	775	—
Change in financial liability	496	2
Other finance charges	318	5,966

Finance costs	14,076	15,027

Net finance income (cost) recognized in profit or loss	(13,585)	28,995

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN SUBSIDIARIES

Particulars	As at March 31
	2016	2017
As at beginning of the year	133,781	205,048
Investments made in subsidiaries:
- Investment in MakeMyTrip (India) Private Limited	50,000	75,000
- Investment in Luxury Tours & Travel Pte Ltd	359	645
- Investment in Hotel Travel Group	5,000	20,003
- Investment in Bona Vita Private Limited	5,000	—
- Investment in Easytobook Group	10,908	—
- Investment in Ibibo Group Holdings (Singapore) Pte. Ltd	—	1,099,763
Impairment of investments in subsidiaries
- Impairment in Hotel Travel Group	—	(47,282)
- Impairment in Easytobook Group	—	(18,445)

As at end of the year	205,048	1,334,732

Investments in subsidiaries are valued at cost, less any impairment.

a)	Investment in Luxury Tours & Travel Pte Ltd (LTT)

The Company has invested USD 645 during the year ended March 31, 2017 (March 31, 2016: USD 359) for the subscription of new equity shares issued by LTT. The Company owns 100% stake Luxury Tours & Travel Pte Ltd.

b)	Investment in Hotel Travel Group and Easytobook (ETB) Group

During the fiscal year ended March 31, 2016 and 2017, the Company has further invested USD 5,000 and USD 20,003, respectively, for the subscription of shares issued by various subsidiaries of the HT Group. During the fiscal year ended March 31, 2016, the Company has further invested USD 10,908, as share premium contribution for existing shares in Easytobook Holding B.V.

In November 2012, the Company acquired 100% stake in the companies in the ‘Hotel Travel Group’ (Hotel Travel Group). Hotel Travel Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, a well-established travel company in South East Asia had its presence in Thailand, Singapore and Malaysia, where it had an operating history of over a decade. In February 2014, the Company acquired 100% equity stake in Easytobook Holding B.V. and its subsidiaries (“ETB Group”). ETB Group primarily operates through the website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. Effective April 1, 2016, following an internal reorganization the business of the ETB Group was being operated through Hotel Travel Group.

Further, pursuant to the acquisition of Ibibo Group (refer note 8(e)), as part of its business strategy the Company and its subsidiaries envisaged that it wants to focus on capturing the Indian domestic market and international hotel market for travellers originating from India as it provides higher growth and improved margin prospects. Accordingly, as a result of the revamped strategy, in February 2017, the management of the subsidiary decided to curtail its operation in Hotel Travel Group as it no longer intends to render online hotels services to customers originating from Hotel Travel Group’s operations.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN SUBSIDIARIES - (Continued)

b)	Investment in Hotel Travel Group and Easytobook (ETB) Group - (Continued)

The recoverable amount of these investments was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the asset. The discount rate taken for determining the value in use is 22%, which is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. The carrying amount of the asset was determined to be higher than its recoverable amount, accordingly, an impairment loss of USD 65,727 was recognised. The movement in investments which are impaired during the year are as follows:

At the beginning of the year	45,724
Addition during the year	20,003
Impairment during the year	(65,727)
At the end of the year	—

c)	Investment in MakeMyTrip (India) Private Limited

The Company has invested USD 50,000 during the fiscal year ended March 31, 2016 and USD 75,000 during the fiscal year ended March 31, 2017 for the subscription of new equity shares issued by the wholly owned subsidiary.

d)	Investment in Bona Vita Technologies Private Limited

In July 2015, the Company made an investment of USD 5,000 and acquired approximately 74.4% equity interest in Bona Vita Technologies Private Limited, a newly incorporated entity, which is into the business of online market place for India and outbound holiday business.

e)	Investment in Ibibo Group Holdings (Singapore) Pte. Ltd.

Acquisition of Ibibo Group

On January 31, 2017, the Company acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Ltd. (‘Ibibo Group’), a subsidiary of MIH Internet SEA Pte. Ltd. (‘Parent’) (which is jointly owned by Naspers Limited and Tencent Holdings Limited).

Consideration transferred

The following table summarises the acquisition date fair value of each class of consideration transferred:

Equity instruments issued to Parent (38,971,539 Class B shares)	1,178,792
Equity instruments issued to Parent (Option to exercise and acquire 413,035 ordinary shares)	3,741
Working capital infusion by the Parent	(83,260)

Total Consideration transferred	1,099,273

Equity instruments issued

The fair value of the 38,971,539 Class B shares issued was based on the listed share price of the Company on the date of closing after making adjustments for certain selling restrictions. Under the acquisition agreement, the Parent had an option to purchase 413,035 ordinary shares of the Company at $21.19 per share, which was exercised by the Parent on January 31, 2017. The difference between the exercise price and the stock price on the date of closing (after making adjustments for certain selling restrictions) was considered as part of purchase consideration.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN SUBSIDIARIES - (Continued)

e)	Investment in Ibibo Group Holdings (Singapore) Pte. Ltd. - (Continued)

Working capital infusion by the Parent

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent is USD 83,260.

Replacement share-based payment awards

In accordance with the terms of the acquisition agreement, the Company exchanged share-based payment awards held by employees of ibibo Group (the acquiree’s awards) for equity-settled share-based payment awards of the Company (the replacement awards).

The replacement awards given in exchange of acquiree’s awards will have the same vesting schedule as was applicable to the ibibo Group employees before the acquisition. The fair value of the replacement awards on the date of acquisition was USD 26,021. The value of the replacement awards was USD 24,832, after taking into account estimated forfeiture rates. The consideration for the business acquisition includes USD 15,008 transferred to employees of ibibo Group when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of USD 9,824 will be recognized as post-acquisition compensation cost over remaining vesting period of replaced awards. For further details on the replacement awards, refer note 21.

The Company incurred acquisition related costs of USD 5,972 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2017.

The Company also received an entitlement of USD 15,010 thousands on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from the Parent of the ibibo Group pursuant to the acquisition of ibibo Group This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments:

Recognition and measurement”. This entitlement was classified as ‘receivable from related party’(refer note 13).

The Company has further invested USD 15,500 during the fiscal year ended March 31, 2017 for the subscription of new shares issued by the subsidiary.

9)	INVESTMENT IN ASSOCIATES

Particulars	As at March 31
	2016	2017
As at beginning of the year	2,258	18,548
Acquisition of investments in associates
- Investment in Simplotel Technologies Private Limited	666	590
- Investment in Inspirock, Inc.	1,970	—
- Investment in HolidayIQ Pte. Ltd.	15,200	—
Impairment of investments in associates
- Impairment in My Guest House Accommodations Private Limited	(1,546)	—

As at end of the year	18,548	19,138

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

9)	INVESTMENT IN ASSOCIATES - (Continued)

a)	My Guest House Accommodations Private Limited

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 60. In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642 paid in cash.

In September 2015, the Company recognized an impairment loss of USD 1,546 in respect of its investment in MGH. The operations of MGH have been severely affected due to the increased competition from new entrants in the hotel aggregation market in India.

b)	Simplotel Technologies Private Limited

In December 2014, the Company acquired 16.96% equity interest in Simplotel Technologies Private Limited (Simplotel), which owns and operates www.simplotel.com, and is engaged in the business of building websites and booking engines for hotels. The Company paid cash consideration of USD 712 for the purchase of new shares. Further, in June 2015, the Company has invested USD 469 for new shares of Simplotel, which has increased its equity interest to 25.39%. Further, in November 2015, the Company has acquired additional equity interest for a cash consideration of USD 197, which has increased its equity interest to 33.23%.

Further, in December 2016, the Company paid cash consideration of USD 590 for subscription of new compulsory convertible preference shares of Simplotel Technologies Private Limited.

c)	Inspirock, Inc.

In April 2015, the Company acquired approximately 20.6% ownership interest in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for completely customizable itineraries. The company paid cash consideration of USD 1,945 for the purchase of new shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 25.

d)	HolidayIQ PTE. LTD.

In July 2015, the Company acquired approximately 30% stake in HolidayIQ PTE. LTD which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. This strategic investment will enable both companies to rapidly scale up hotel content and reviews for Indian customers, and provide more compelling offerings to their visitors.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

10)	OTHER INVESTMENTS

	As at March 31
Particulars	2016	2017
Investment in equity securities	6,690	5,791

Total	6,690	5,791

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Company’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 22.

11)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2016	2017
Trade and other receivables, net	48,659	85,160
Security deposit	—	1,500
Interest accrued but not due on term deposits	261	515

Total	48,920	87,175

Non-current	16,496	63,192
Current	32,424	23,983

Total	48,920	87,175

Receivables represent dues from subsidiaries. Security deposit represents amount paid in advance to suppliers of hotels to guarantee the provision of those services on behalf of one of the subsidiary.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 5 and 22.

12)	TERM DEPOSITS

	As at March 31
Particulars	2016	2017
Term deposits	153,912	91,313

Total	153,912	91,313

Non-current	20,150	20,000
Current	133,762	71,313

Total	153,912	91,313

As of March 31, 2017, term deposits include USD Nil (March 31, 2016: USD 1,500) pledged with banks against bank guarantees.

The Company’s exposure to interest rate risk is disclosed in note 5 and 22.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

13)	OTHER NON - CURRENT ASSETS

	As at March 31
Particulars	2016	2017
Other assets	4,702	—
Receivable from related party	—	15,100

Total	4,702	15,100

As of March 31, 2017, other assets represents non-current portion of deferred difference of USD Nil (March 31, 2016: 4,702) (refer note 14 and 18).

As of March 31, 2017, receivable from related party represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from the Parent of the ibibo Group pursuant to the acquisition of ibibo Group (refer note 8(e)). This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. The Group’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 22.

14)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2016	2017
Advance given for buy back of shares	2,534	—
Prepaid expenses	182	79
Other assets	1,239	434

Total	3,955	513

The carrying amount of the convertible notes on initial recognition was adjusted to defer the difference between the fair value and the transaction price. This deferred difference is being subsequently recognized as a gain or loss over the period of maturity of the convertible notes. As of March 31, 2017, other assets include current portion of deferred difference of USD Nil (March 31, 2016: USD 1,239) (refer note 13 and 18).

15)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2016	2017
Bank balances	9,848	24,434
Term deposits	—	20,000

Cash and cash equivalents in the statement of cash flows	9,848	44,434

The Company’s exposure to interest rate risk is disclosed in note 5 and 22.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

16)	CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2015	41,965,379	21	242,662	—	—	—
Reissue of own shares	274,135	—	1,645	—	—	—
Own shares acquired	(768,357)	—	—	—	—	—
Shares issued during the year on exercise of share based awards	235,271	—	4,425	—	—	—

Balance as at March 31, 2016	41,706,428	21	248,732	—	—	—

Balance as at April 1, 2016	41,706,428	21	248,732	—	—	—
Own shares acquired	(144,131)	—	—	—	—	—
Shares issued during the year on exercise of share based awards	873,834	1	18,275	—	—	—
Reissue of own shares on conversion of convertible notes	659,939	—	999	—	—	—
Issue of ordinary shares on conversion of convertible notes	9,197,089	5	148,101	—	—	—
Issued in business acquisition	413,035	—	12,493	38,971,539	19	1,178,773

Balance as at March 31, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773

*	Par value of USD 0.0005 per share

i.	Ordinary shares

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ) at the initial offering price of USD 14 per share.

In January, 2016, the Company re-issued 274,135 of its own shares to discharge the balance deferred consideration of USD 5,598 for the acquisition of Hotel Travel Group.

During the fiscal year ended March 31, 2016, the Company purchased 768,357 of its own shares from the open market at the prevailing market price for USD 11,093, including directly attributable costs.

During the fiscal year March 31, 2017, the Company purchased 144,131 of its own shares from the open market at the prevailing market price for USD 2,050, including directly attributable costs.

In October, 2016, the Company re-issued 659,939 of its own shares and issued 9,197,089 new ordinary shares upon conversion of convertible notes (refer note 18).

In January 2017, the Company issued 38,971,539 Class B shares and 413,035 ordinary shares as part of the acquisition of ibibo Group (Refer note 8(e)).

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

16)	CAPITAL AND RESERVES - (Continued)

A. Share Capital and Share Premium - (Continued)

i.	Ordinary shares – (Continued)

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) which are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

B. Nature and purpose of reserves

i.	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognised or impaired.

ii.	Share-based payment transactions reserve

Share-based payment transactions reserve comprise the value of equity-settled share based payment transactions provided to employees of the subsidiaries and is recognised as receivable from subsidiary with a corresponding increase in equity.

iii.	Reserve for own shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Company.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

17)	LOSS PER SHARE

The following is the reconciliation of the Earnings (loss) attributable to ordinary shareholders (including class B shareholders) and weighted average number of ordinary shares (including class B shares) used in the computation of basic and diluted earnings (loss) per share for the years ended March 31, 2016 and 2017:

	For the Year Ended March 31
Particulars	2016	2017
Loss attributable to ordinary shareholders (including Class B Shares)	(16,418)	(45,795)
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	41,714,518	52,607,986
Weighted average number of ordinary shares outstanding used in computing diluted earnings (loss) per share	41,714,518	52,607,986

Earnings (Loss) per share (USD)
Basic	(0.39)	(0.87)
Diluted	(0.39)	(0.87)

As at March 31, 2017, 3,319,322 (March, 2016: 2,547,777) issuable ordinary shares including employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

As at March 31, 2017, 5,428,117 (March, 2016: 1,946,604) ordinary shares issuable on conversion of convertible notes, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

18)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Company’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Company’s exposure to interest rate, and liquidity risk, see note 5 and 22.

Particulars	As at March 31
	2016	2017
Non-current liabilities
Convertible notes (including fair value of conversion option)	194,841	—

Non-current portion of loans and borrowings	194,841	—

Particulars	As at March 31
	2016	2017
Current liabilities
Convertible notes	1,858	—

Current portion of loans and borrowings	1,858	—

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

18)	LOANS AND BORROWINGS - (Continued)

Convertible Notes

In January 2016, the Company issued 4.25% convertible notes of USD 180,000 in two tranches to Ctrip.com International, Ltd., which are redeemable after 5 years at par value. The Company incurred USD 2,730 as transaction costs during the year ended March 31, 2016 on issuance of the convertible notes. The convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. Interest on the convertible notes is payable on semi-annual basis.

Under the terms of issue, the holder has a right to redeem these convertible notes in whole or in part before the maturity on occurrence of certain events, including but not limited to a change in control, or liquidation of the company. Further, the convertible notes have few adjustment clauses which along with preserving the relative economic interests of the holder also protect the holder from decline in the market value of the Company’s securities. The price protection clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. The conversion option is presented together with the related liability as a derivative, and has been accounted for at fair value.

The liability component is initially recognized at fair value less any directly attributable transaction costs. On initial recognition, the fair value of convertible notes is different from its transaction price, but this fair value measurement is not evidenced by a valuation technique that uses only data from observable markets, accordingly, the carrying amount of the convertible notes on initial recognition is adjusted to defer the difference between the fair value measurement and the transaction price. This deferred difference is subsequently recognized as a gain or loss over the period of maturity of the convertible notes.

Subsequent to initial recognition, the liability component of the convertible notes is being measured at amortized cost using the effective interest method. The conversion option is being subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Fair value of liability component and derivative at inception:

Particulars
Fair value of liability component at inception	133,321
Fair value of derivative at inception	52,912
Proceeds from issue of convertible notes	(180,000)

Deferred difference	6,233

During the year ended March 31, 2017, the Company has recognized an expense of USD 5,941(March 31, 2016: 292) on account of amortization of the deferred difference explained above. The carrying amount of the deferred difference as at March 31, 2017 is USD Nil (March 31, 2016: 5,941) and is disclosed under other current and non-current assets. (Refer note 13 and 14).

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

18)	LOANS AND BORROWINGS - (Continued)

Convertible Notes - (Continued)

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2016
Fair value of liability component at inception	133,321
Transactions costs	(1,954)
Accretion of interest	3,403

Carrying amount of liability as at March 31, 2016	134,770

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2016
Fair value of derivative at inception	52,912
Net loss on change in fair value of derivative	9,017

Carrying amount of derivative as at March 31, 2016	61,929

On October 18, 2016, the Company announced an agreement to acquire 100% equity stake in ibibo Group, a leading online travel company in India, from Parent (refer note 8(e)). Further, Ctrip delivered a notice of adjustment of conversion rate to the Company on October 18, 2016 and pursuant to this, the Company issued 9,857,028 ordinary shares (including 1,465,420 additional shares) to Ctrip in accordance with the terms of the convertible notes agreement.

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2017
Carrying amount of liability at the beginning of the year	134,770
Accretion of interest	8,210
Payment of interest	(3,749)
Conversion of notes during the year	(139,231)

Carrying amount of liability as at March 31, 2017	Nil

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2017
Carrying amount of derivative at the beginning of the year	61,929
Net gain on change in fair value of derivative	(42,427)
Conversion of notes during the year	(19,502)

Carrying amount of derivative as at March 31, 2017	Nil

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

19)	TRADE AND OTHER PAYABLES

Particulars	As at March 31
	2016	2017
Accrued expenses	278	731

Total	278	731

Trade payables primarily include amount payable for various expenses.

20)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2016	2017
Other liabilities	398	—

Total	398	—

21)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Program (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan

In 2000, the Company approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2016 and 2017.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	For the year ended March 31
	2016	2016	2017	2017
Outstanding at beginning of year	1.47	382,439	1.47	379,939
Forfeited and expired during the year	—	—	—	—
Granted during the year	—	—	—	—
Exercised during the year	5.39	(2,500)	5.39	(46,818)
Outstanding at the end of the year	1.45	379,939	1.45	333,121
Exercisable at the end of the year	1.45	379,939	1.45	333,121

The options outstanding at March 31, 2017 have an exercise price per share in the range of USD 0.4875 to USD 1.9765 (March 31, 2016: USD 0.4875 to USD 5.057) and a weighted average contractual life of 3 months (March 31, 2016: 1 years and 3 months).

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

21)	SHARE BASED PAYMENT - (Continued)

Description of the Share-Based Payment Arrangements - (Continued)

Share Option Program (Equity-Settled) - (Continued)

b)	Share Incentive Plan

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2017 and 2016, the Company granted restricted share units, or RSUs, under the plan to eligible employees of the subsidiaries. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of Instruments	Vesting Conditions	Contractual life of RSUs

RSUs granted during the year ended March 31, 2016	947,516	Refer notes	4 –8 years
RSUs granted during the year ended March 31, 2017	4,481,294	Refer notes	4 – 10 years

Note:

1.	Of the RSU granted during the year ended March 31, 2017:

•	Nil (March 31, 2016: Nil) RSUs have 33.33% graded vesting each year over a 3 year period.

•	3,348,389 (March 31, 2016: 936,658) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	3,000 (March 31, 2016: 2,458) RSUs were fully vested on the grant date.

•	These RSUs can be exercised within a period of 48 months from the date of vesting.

2.	8,400 RSUs granted in the year ended March 31, 2016 have graded vesting over 2 years: 3,600 on the expiry of 12 months from the grant date, 4,800 on the expiry of 24 months from the grant date and exercisable within a period of 6 months from the date of vesting.

3.	In connection with the acquisition of ibibo Group, the Group exchanged share-based payment awards held by the employees of the ibibo Group for 1,129,905 RSUs. (Refer note 8(e)). These RSUs can be exercised with in a period of 10 years from the grant date i.e. January 31, 2017.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

21)	SHARE BASED PAYMENT - (Continued)

Description of the Share-Based Payment Arrangements - (Continued)

Share Option Program (Equity-Settled) - (Continued)

b)	Share Incentive Plan - (Continued)

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

Particulars	Weighted average exercise price (USD)	Number of Awards	Weighted average exercise price (USD)	Number of Awards
	For the year ended March 31
	2016	2016	2017	2017
Outstanding at beginning of the year	0.0005	2,330,743	0.0005	2,867,713
Granted during the year	0.0005	947,516	0.0005	4,481,294
Forfeited and expired during the year	0.0005	(177,775)	0.0005	(154,805)
Exercised during the year	0.0005	(232,771)	0.0005	(827,016)
Outstanding at the end of the year	0.0005	2,867,713	0.0005	6,367,186
Exercisable at the end of the year	0.0005	1,138,321	0.0005	1,325,558

The RSUs outstanding at March 31, 2017 have an exercise price per share of USD 0.0005 (March 31, 2016: USD 0.0005) and a weighted average contractual life of 6.2 years (March 31, 2016: 4.5 years).

During the year ended March 31, 2017, share based payment expense of USD 26,620 (March 31, 2016: USD 13,685) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries.

22)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Particulars	As at March 31
	2016	2017
Trade and other receivables	48,920	87,175
Term deposits	153,912	91,313
Cash and cash equivalents (except cash in hand)	9,848	44,434
Other assets	2,534	434

Total	215,214	223,356

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Credit Risk - (Continued)

Exposure to Credit Risk - (Continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2016	2017
India	44,316	82,011
Others	4,604	5,164

Total	48,920	87,175

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

Particulars	As at March 31
	2016	2017
Balance due from subsidiaries	48,659	85,160
Terms deposits with banks	153,912	91,313
Others	261	2,016

Total	202,832	178,489

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2016		2017
Particulars	Gross	Impairment	Gross	Impairment
Not past due	202,832	—	179,309	820

Total	202,832	—	179,309	820

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2016

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes **	134,770	(218,250)	(3,825)	(3,825)	(7,650)	(202,950)	—
Trade and other payables	278	(278)	(278)	—	—	—	—
Other liabilities	398	(400)	(400)	—	—	—	—

Total	135,446	(218,928)	(4,503)	(3,825)	(7,650)	(202,950)	—

Notes:

*	Represents undiscounted cash flows on interest and principal.
**	Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (Refer note 18)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Liquidity risk - (Continued)

Derivative financial liabilities	Carrying amount	Contractual cash flows***	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Separable embedded derivative***	61,929	—	—	—	—	—	—

Total	61,929	—	—	—	—	—	—

Notes:

***	Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (Refer note 18)

As at March 31, 2017

Non-derivative financial liabilities	Carrying amount	Contractual cash flows	6 month or less	6-12 months	1-2 years	2-5 years	More than 5 years
Trade and other payables	731	(731)	(731)	—	—	—	—

Total	731	(731)	(731)	—	—	—	—

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2016	2017
Fixed rate instruments
Financial assets
Term deposits	153,912	91,313
Term deposits included in cash and cash equivalents*	—	20,000
Financial liabilities
Convertible Notes	(134,770)	—

	19,142	111,313

*	Total cash and cash equivalent: USD 9,848 as at March 31, 2016 and USD 44,434 as at March 31, 2017

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2016		As at March 31, 2017
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
Assets carried at fair value
(Available for sale)
Other investments	6,690	6,690	5,791	5,791
Receivable from Related Party	—	—	15,100	15,100

	6,690	6,690	20,891	20,891

Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	48,920	48,920	87,175	87,175
Term deposits	153,912	153,912	91,313	91,313
Cash and cash equivalents	9,848	9,848	44,434	44,434
Other assets	2,534	2,534	434	434

	215,214	215,214	223,356	223,356

Liabilities carried at fair value
Separable embedded derivative	61,929	61,929	—	—

	61,929	61,929	—	—

Liabilities carried at amortized cost
(Other financial liabilities)
Financial liabilities	398	398	—	—
Convertible notes	134,770	134,770	—	—
Trade and other payables	278	278	731	731

	135,446	135,446	731	731

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation technique used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Particulars	As at March 31, 2017
	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,791	5,791
Receivable from related party	—	—	15,100	15,100

Total assets	—	—	20,891	20,891

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Fair	value hierarchy - (Continued)

Particulars	As at March 31, 2016
	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,690	6,690

Total assets	—	—	6,690	6,690

Separable embedded derivative	—	—	61,929	61,929

Total liabilities	—	—	61,929	61,929

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

Particulars	As at March 31, 2017
	Other investments	Separable embedded derivative	Receivable from Related Party
Opening balances	6,690	61,929	—
Acquired through business acquisition	—	—	15,010
Total gains and losses recognized in:
- (profit) or loss	—	(42,427)	—
- other comprehensive income	(899)	—	90
Conversion of notes into ordinary shares during the period (refer note 18)	—	(19,502)	—

Closing balances	5,791	—	15,100

Particulars	As at March 31, 2016
	Other investments	Separable embedded derivative
Opening balances	5,938	—
Arising from issuance of convertible notes	—	52,912
Total gains and losses recognized in:
- profit or loss	—	9,017
- other comprehensive income	752	—

	6,690	61,929

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2017 and 2016, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.

Forecast annual revenue growth rate : 22% - 183%

(March 31, 2016: 23% - 222%)

Forecast EBITDA margin: (18%) -39%

(March 31, 2016: (13%) - 43%)

Risk adjusted discount rate: 19.0%

(March 31, 2016: 20.0%)

The estimated fair value would increase (decrease) if :

•    the annual revenue growth rate were higher (lower)

•    the EBITDA margin were higher (lower)

•    the risk adjusted discount rate were lower (higher)

Separable embedded derivative

Black-Scholes model:

The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

		Expected term : March 31, 2016 5 years Risk free rate : March 31, 2016 1.21%	The estimated fair value would increase (decrease) if: • the expected term were higher (lower) • the risk free rate were higher (lower)

Receivable from related party	Binomial Lattice Model and Discounted Cash Flow method: The valuation model valuation model considers the discount rate, expected term, volatilty, and equity value.	Risk free rate: March 31, 2017 1.9% Volatility : March 31, 2017 41.40% Equity value: March 31, 2017 USD 71,500	The estimated fair value would increase (decrease) if : • the volatility were lower (higher) • the equity value were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs

Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: * other financial liabilities include trade and other payables and other liabilities. Other financial assets include trade and other receivables, and other assets.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Valuation Techniques and significant unobservable inputs - (Continued)

Sensitivity Analysis

Other investments

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	195	(191)
EBITDA Margin	80	(80)
Risk adjusted discount rate	(370)	426

	For the year ended March 31, 2016
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	222	(218)
EBITDA Margin	97	(97)
Risk adjusted discount rate	(477)	543

Separable embedded derivative

For the fair values of separable embedded derivative, reasonably possible changes of 10 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2016
	Profit or loss
	Increase	Decrease
Risk free rate	201	(201)

Expected term is also a significant unobservable input in valuing the separable embedded derivative. The Company has considered expected term of 5 years for the valuation of the separable embedded derivative. A decrease of 1 year in the expected term at the reporting date would have decreased loss by USD 7,581 as at March 31, 2016, holding other inputs constant. However, the expected term cannot be increased beyond 5 years as the maturity period of the convertible notes is 5 years. (Refer note 18).

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	FINANCIAL INSTRUMENTS - (Continued)

Valuation Techniques and significant unobservable inputs - (Continued)

Sensitivity Analysis - (Continued)

Receivable from Related Party

For the fair values of receivables from Related Party, reasonably possible changes of 500 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Volatility	(200)	200
Equity value	400	(400)

Expected risk free rate is also a significant unobservable input in valuing the receivable from related party. The Company has considered reasonably possible changes of 50 basis points at the reporting date in risk free rate for the valuation of the receivable from related party however, it has no impact on the fair value of receivable from related party.

23)	TAXATION

Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing the maximum effective tax rate to 3%.

At March 31, 2017, the Company has no tax liability and has tax losses of USD 27,862 out of which USD 20,658 could be carried forward until 31st March 2022, USD 7,128 could be carried forward until 31 March 2021, USD 29 could be carried forward until 31 March 2019 and USD 138 could be carried forward until March 31, 2018 to offset against future tax liability.

	For the year ended March 31
Particulars	2016	2017
Profit (Loss) before taxation	(16,418)	(45,795)

Income tax at 15%	(2,463)	(6,869)
Non-deductible expenses	1,433	10,320
Tax exempt income	(38)	(6,536)
Current year losses for which no deferred tax asset was recognised	1,068	3,085

	—	—

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

24)	RELATED PARTIES

For the purpose of the financial statements, parties are considered to be related to the Company, if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Subsidiary	MakeMyTrip (India) Private Limited
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte Ltd
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary	ITC Bangkok Co., Ltd
Subsidiary	International Tours Centre Co., Ltd.
Subsidiary	MakeMyTrip FZ-LLC
Subsidiary	Easy to Book Holding B.V.
Subsidiary	Easy to Book Service B.V.
Subsidiary	Bona Vita Technologies Private Limited
Subsidiary	Ibibo Group Holdings (Singapore) Pte. Ltd
Subsidiary	Ibibo Group Private Limited
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Ashish Kashyap (from January 31, 2017)
Key management personnel	Keyur Joshi (till April 30, 2015)
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Saujanya Shrivastava (from June 1, 2015)
Key management personnel	Yuvaraj Srivastava (from June 1, 2015)
Key management personnel	Sharat Singh (from June 1, 2015 till October 9, 2015)
Key management personnel	Sanjay Mohan (from June 1, 2015)
Key management personnel	Ranjeet Oak (from June 1, 2015)
Key management personnel	Vivek Narayan Gour
Key management personnel	Anshuman Bapna (from July 1, 2015)
Key management personnel	Frederic Lalonde (till January 31, 2017)
Key management personnel	Philip Clay Wolf (till January 31, 2017)
Key management personnel	Ranodeb Roy (till January 31, 2017)
Key management personnel	Aditya Tim Guleri (from April 1, 2016)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

24)	RELATED PARTIES - (Continued)

Related parties and nature of related party relationships - (Continued):

Nature of relationship	Name of related parties

Key management personnel	James Jianzhang Liang# (from January 27, 2016)
Key management personnel	Oliver Minho Rippel* (from January 31, 2017)
Key management personnel	Patrick Luke Kolek*(from January 31, 2017)
Key management personnel	Charles St Leger Searle* (from January 31, 2017)
Key management personnel	Yuvraj Thacoor* (from January 31, 2017)
Entity providing Key management Personnel	CIM Corporate Service Limited
Significant influence over the company	MIH Internet SEA Pte. Ltd. (from January 31, 2017)
Significant influence over the company	Naspers Limited
Associate	Simplotel Technologies Private Limited (from December 16, 2014)

Note:	#nominee of Ctrip and *nominees of MIH Internet SEA Pte. Ltd

Transactions with subsidiaries:

	For the Year Ended March 31
Transactions	2016	2017
Investment in equity shares	71,267	111,148
Issuance of share based awards to the employees of subsidiaries	13,685	26,620
Interest income on inter- corporate loan	67	66

Transactions with Entity providing Key Management Personnel Services:

	For the Year Ended March 31
Transactions	2016	2017
Key management personnel services	2	3
Consultancy services	14	23

	As at
Balance Outstanding	March 31, 2016	March 31, 2017
Trade and other payables	2	3

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

24)	RELATED PARTIES - (Continued)

Transactions with subsidiaries - (Continued)

Balance outstanding

Investment

	As At March 31
	2016	2017
MakeMyTrip (India) Private Limited	141,935	216,935
Hotel Travel Group, net	27,279	—
Luxury Tours & Travel Pte Ltd	8,455	9,100
ITC Group	2,410	2,410
MakeMyTrip Inc.	1,180	1,180
Luxury Tours (Malaysia) Sdn. Bhd.	330	330
MakeMyTrip FZ-LLC	14	14
Easy to book Group, net	18,445	—
Bona Vita Technologies Private Limited	5,000	5,000
Ibibo Group Holdings (Singapore) Pte. Ltd	—	1,099,763

Total	205,048	1,334,732

Trade and other receivables

	As At March 31
	2016	2017
MakeMyTrip (India) Private Limited	44,316	55,708
Hotel Travel Group	487	548
Luxury Tours & Travel Pte Ltd	151	190
ITC Group	1,349	1,518
MakeMyTrip Inc.	260	309
Luxury Tours (Malaysia) Sdn. Bhd.	41	52
MakeMyTrip FZ-LLC	50	81
Easy to Book Group, net	2,005	451
Ibibo Group Private Limited	—	26,242
Bona Vita Technologies Private Limited	—	61

Total	48,659	85,160

Transactions with key management personnel:

	For the year ended March 31
Particulars	2016	2017
Legal and professional	112	150

Total	112	150

During the year, the Company has granted RSUs equivalent to USD 54 (2016: USD 55) to the Board of Directors against the sitting fees of previous years.

Transactions with associates:

a)	Simplotel Technologies Private Limited

In June 2015, the Company has invested USD 469 for new shares of Simplotel Technologies Private Limited.

In December 2016, the Company paid cash consideration of USD 590 for subscription of new compulsory convertible preference shares of Simplotel Technologies Private Limited.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

Transactions with entity having significant influence over the company:

a)	MIH Internet SEA Pte. Ltd.

Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte. Ltd. As of March 31, 2017, other non-current assets include USD 15,100, which represents the fair value of the above entitlement (refer note 8(e) and note 13).

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent USD 83,260. The difference of USD 434 is receivable and is included under other assets (refer note 8(e) and note 13).

b)	Naspers Limited

Naspers Limited has issued letters of support of USD 8,487 to a bank for the issuance of bank guarantees in favor of certain vendors of Ibibo Group Private Limited, a subsidiary of the Company, in respect of amounts due and payable by Ibibo Group Private Limited in respect of which bank guarantees of USD 6,258 are outstanding as at March 31, 2017. The Company has agreed to indemnify Naspers Limited from and against all liabilities, claims, losses, damages, costs or expenses arising out of or in connection with the existing letters of support.

25)	SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets*
	As at March 31
Particulars	2016	2017
Mauritius	4,785	83

	4,785	83

*	Non-current assets presented above represent intangible assets, and other non-current assets (excluding financial assets).

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

26)	SUBSEQUENT EVENTS

a)	Share purchase agreement for USD 330,000 Equity Financing

On May 2, 2017, the Company announced that it has entered into definitive share purchase agreements for placement of its ordinary shares, which is expected to generate gross proceeds to the Company of USD 165,000 (the “Placement”). Under the terms of the share purchase agreements for the Placement, the Company will issue 4,583,334 ordinary shares in the aggregate to investors at a price of $36 per ordinary share.

Simultaneously with the Placement, the Company also entered into share purchase agreements with (i) Ctrip.com International, Ltd. (“Ctrip”) for the issuance of its ordinary shares to Ctrip and (ii) MIH Internet SEA Pte. Ltd., a subsidiary of Naspers Limited (“MIH”), for the issuance of the Company’s Class B convertible ordinary shares (“Class B Shares”) to MIH, which transactions will generate an additional USD 165,000 of gross proceeds to the Company. Under the Company’s share purchase agreement (i) with Ctrip, the Company will issue 916,666 ordinary shares to Ctrip at a price of $36 per ordinary share and (ii) with MIH, the Company will issue 3,666,667 Class B Shares to MIH at a price of $36 per Class B Share. The Class B Shares issued to MIH will be convertible into ordinary shares of the Company on a one-to-one basis. The Placement and the transactions with Ctrip and MIH are expected to generate total gross proceeds of USD 330,000.

The closing of Placement and the transactions with Ctrip and MIH occurred on May 5, 2017. Proceeds from the transactions will be used to fund business expansion, strategic investments, technology and product development, marketing and promotions, working capital and general corporate purposes.